UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
BOSTON SCIENTIFIC CORPORATION
(Name Of Subject Company (Issuer) Name of Filing Person (Offeror))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

10113707
(CUSIP Number of Class of Securities)

Lawrence J. Knopf, Esq.
Boston Scientific Corporation
One Boston Scientific Place
Natick, MA 01760-1537
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing fee*
Not applicable	Not applicable

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable Form or Registration No.: Not applicable	Filing Party: Not applicable Date Filed: Not applicable

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
        Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Form of Response E-mail

TO:	Boston Scientific Employee

FROM:	BSC Equity Compensation Support
Thank you for your question. We are in the process of gathering questions like yours and are preparing responses to them. We intend to answer these questions at our informational sessions to be conducted by webinar on the following dates: May 30th, May 31, June 12 and June 13th – specific times and information to follow. Please be sure to attend one of these session during which we will make every effort to address your question.
This memo does not constitute an offer to sell or the solicitation of an offer to buy your securities. The option exchange will involve a formal tender offer for your options. Anyone to whom the tender offer is directed will be notified when the tender offer commences. We will deliver the actual tender offer documents to all affected option holders when the tender offer commences, and those documents will also be available for free at the SEC’s website.